UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NOVARTIS AG

(Exact name of the registrant as specified in its charter)

Switzerland	1-15024	98-0363351
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Lichtstrasse 35

4056 Basel, Switzerland

(Address of principal executive offices)

Shannon Thyme Klinger

Group General Counsel

Tel.: 011-41-61-324-1111

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 Novartis has filed this Specialized Disclosure Report (Form SD) and the associated Conflict Minerals Report.  Both reports are posted and publicly available at the Novartis corporate website: www.novartis.com.

Item 1.02 Exhibit

The Conflict Minerals Report is attached as Exhibit 1.01.

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOVARTIS AG

By:	/s/ Harry Kirsch

Name: Harry Kirsch
Title: Chief Financial Officer, Novartis Group

By:	/s/ Shannon Thyme Klinger

Name: Shannon Thyme Klinger
Title: General Counsel, Novartis Group

Date: June 1, 2020